

Via U.S. Mail and Facsimile

Mail Stop 4631

October 16, 2009

Valerie A. Garman
President
Garman Cabinet & Millwork, Inc.
137 Cross Center Road, Suite 318
Denver, North Carolina 28037

Re: Garman Cabinet & Millwork, Inc.
Amendment No. 4 to Form S-1
Filed October 13, 2009
File No. 333-157399

Dear Ms. Garman:

We have reviewed your filing and have the following comments.

General

1.   We understand from your counsel that you mistakenly filed the same document as an amendment to Form S-1 on October 6th, 7th and 13th. In the future, please ensure that you file only one amendment in response to each round of comments that we issue.

Executive Compensation, page 11

2.   Please correct the total amount in column (j) for each named executive officer. The total is supposed to be the total compensation for a particular year rather than a running total of the compensation paid over multiple years. Please refer to Item 402(n)(2)(x) of Regulation S-K.

3.   We note your response to comment 7 in our letter dated September 25, 2009. We further note the disclosure on page 29 in Part II of the registration statement still discloses that Ms. Garman owns 510,000 shares and Mr. Garman owns 490,000 shares, which is inconsistent with the number of shares owned by Mr. and Ms. Garman as disclosed on page 12 in the "Security Ownership of Certain Beneficial Owners and Management" table. Please revise the registration statement or explain.

Other Expenses of Issuance and Distribution, page 29

4.   Please add a footnote providing a reasonably itemized breakdown of the $123,996.85 "miscellaneous" line item. Please refer to Item 511 of Regulation S-K.

Legal Opinion, Exhibit 5.1

5.   We note your response to comment 12 in our letter dated September 25, 2009. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Accordingly, please have counsel revise its opinion to state that counsel is opining as to the laws of North Carolina, the jurisdiction is which you have disclosed that you are incorporated.

Exhibit 23.1

6.   We note your response to comment 13 in our letter dated September 25, 2009. Please note that the amendment filed on October 13, 2009 is Amendment No. 4. The consent of independent registered public accounting firm discloses that it relates to Form S-1 Amendment No. 2. With your next amendment, please ensure that your independent registered public accounting firm's consent refers to the correct amendment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Al Pavot, senior accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, staff attorney, at (202) 551-3345 or Dietrich King, staff attorney, at (202) 551-3338 with any other questions.

                                                Sincerely,

                                                Pamela Long
                                                Assistant Director

cc: Jared Febbroriello (via facsimile 888/608-5705)
        JPF Securities Law, LLC
        19720 Jetton Road, Suite 300
        Cornelius, NC 28031